SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SURPASSING THE CRISIS, CSN RECORDS GROSS PROFIT OF
R$802 MILLION AND NET INCOME OF R$369 MILLION IN 1Q09

São Paulo, Brazil, May 14, 2009

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the first quarter of 2009 (1Q09), in accordance with Brazilian accounting principles, and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the first quarter of 2008 (1Q08), unless otherwise stated. The Real/US Dollar exchange rate on March 31, 2009 was R$2.315.

Executive Summary

  Net revenue totaled R$2.44 billion in 1Q09, 19% down on the R$3.03 billion posted in the 1Q08.
  The gross margin stood at 32.8%, a 7.6 p.p. year-on-year reduction.
  EBITDA was R$683 million in the 1Q09, 47% down on the first three months of last year, while the EBITDA margin fell by 14 p.p. to 28%.
  Net income totaled R$369 million in the 1Q09, 52% down on the 1Q08.
  CSN’s market share of the domestic flat steel market in the 1Q09 amounted to 37%, while its individual shares of the tin plate, galvanized, hot-rolled and cold-rolled markets came to 99%, 43%, 28% and 28%, respectively.
  Iron ore sales totaled 5.4 million tonnes in the 1Q09, a new Company’s record, including record exports of 4.9 million tonnes.
  Mining net revenue accounted for 26% of total net revenue in the 1Q09.
  Solid financial position, supported by a substantial cash and cash equivalents position of US$5.0 billion.
  Consolidated steel product sales volume on the domestic market, where margins are historically higher, accounted for 87% of total sales volume in 1Q09.
  CSN’s shares appreciated by a substantial 26%, the fourth highest upturn among those companies making up the São Paulo Stock Exchange (IBOVESPA) index, versus 9% for the IBOVESPA itself. In 2009, through May 8, CSN’s shares increased approximately 65%.
  On the NYSE, CSN’s ADRs increased by 23%, which is especially significant given that the Dow Jones index fell by 13% in the same period. In 2009, through May 8, CSN’s ADRs appreciated 80%.

Investor Relations Team

On March 31, 2009	- IR Executive Officer: Paulo Penido Pinto Marques
• Bovespa: CSNA3 R$ 34.40/share	- Manager: David Moise Salama - (+55 11) 3049-7588
• NYSE: SID US$ 14.84/ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - (+55 11) 3049-7592
• Total no. of shares = 793,403,838	- Specialist: Fabio Romanin – (+55 11) 3049-7598
• Market cap: R$ 26 billion/US$ 11 billion	- Analyst: Priscila Kurata - (+55 11) 3049-7526
- MKT & Communications: Chrystine Pricoli - (+55 11) 3049-7591
- Trainee: Caio de Carvalho – (+55 11) 3049-7593
invrel@csn.com.br

Consolidated Highlights	1Q08	4Q08	1Q09	1Q09 X 1Q08 (Chg%)	1Q09 X 4Q08 (Chg%)
Crude Steel Production (thousand t)	1,242	1,135	1,087	-12%	-4%
Steel Sales Volume (thousand t)	1,393	906	643	-54%	-29%
Domestic Market	1,115	829	560	-50%	-32%
Exports	277	77	83	-70%	8%
Net Revenue per unit (R$/t)	1,803	2,561	2,372	32%	-7%
Financial Data (RS MM)
Net Revenue	3,030	3,389	2,444	-19%	-28%
Gross Profit	1,223	1,980	802	-34%	-59%
EBITDA	1,283	1,518	683	-47%	-55%
EBITDA Margin	42%	45%	28%	-14 p.p.	-17 p.p.
Net Income (R$ MM)	767	3,936	369	-52%	-91%
Net Debt (R$ MM)	4,780	2,386	2,814	-41%	18%

Economic and Steel Scenario

Brazil

The year began with uncertainties surrounding the global economy and the freeing of substantial funds by the governments of developed and developing countries in an attempt to improve liquidity and put a halt to the strong market shrinkage.

The Brazilian economy is suffering from the effects of the crisis, especially in the productive sector, which was operating at 77% capacity in the 1Q09, its lowest level for 15 years, and was forced to lay off workers in order to adapt to the new economic scenario. Inventory levels remain high, forcing production cut-backs.

As if that were not enough, the credit shortage and the cost of capital further restricted productive investments. The Brazilian government has been introducing measures to increase output and consumption and, consequently, safeguard jobs, including reducing IPI (federal VAT) in strategic sectors of the economy and announcing the construction of one million homes through the “My House My Life” project.

On the other hand, the collapse of commodity prices in late 2008, the depreciation of the Real and the economic slowdown helped reduce inflationary pressure. The IPCA consumer price index, the reference for the Central Bank’s inflation target, fell by 4.73% over March 2008 in the last-twelve-month comparison. The current scenario indicates that inflation should end 2009 at close to the target established by the Central Bank.

On the economic activity front, the decline in inflation and the 12% increase in the minimum wage announced in early 2009 helped push up the bulk of wages and should also boost domestic demand. Domestic consumption will be key in stabilizing the economy in the coming quarters.

The government will also play an essential role in economic growth – government spending is expected to account for 25% of GDP in 2009.

Another important measure for the recovery of economic activity is the reduction in the base rate (Selic), which fell to 10.25% in April following its third successive cut of the year.

Macroeconomic Projections

	2009	2010
IPCA consumer price index (%)	4.36	4.30
Commercial dollar (final) – R$	2.20	2.20
SELIC (final - %) – Base Rate	9.25	9.50
GDP (%)	-0.44	3.50
Industrial production (%)	-4.13	4.00

Source: FOCUS BACEN	Base: May 08, 2009

Sector Performance

The steel sector suffered from the impact of the global economic slowdown, reflected in a sharp decline in domestic and international demand. Although production showed signs of stabilizing at the end of the 1Q09, activity was 40% down on average over the same period of 2008.

As a result, steelmakers were forced to reduce output and anticipate their preventive maintenance stoppages. According to the IBS (Brazilian Steel Institute), six of the 14 operational blast furnaces of integrated mills operating in Brazil were at a standstill.

The domestic market is the main steel industry driver at the moment, accounting for close to 70% of total sales.

It is to be hoped that the measures adopted by the government will improve sales in 2009, given that flat steel output totaled only 1.8 million tonnes in the 1Q09, 36% down on the 2.9 million tonnes recorded in the previous quarter, accompanied by sales of 1.7 million tonnes, down by 27% over the 4Q08.

Segments

Automotive Industry: New car sales grew in the 1Q09 thanks to the cut in the IPI tax. From January to March, 668,000 vehicles were licensed, 3.1% up year-on-year, although production fell by 16.8% to 660,000 units.

Construction: According to the CBIC, Brazil’s construction industry federation, the number of housing units financed by the FGTS severance fund grew by 30% year-on-year, while the number of building workers moved up by 30,000 year-to-date.

Expectations are focused on the coming quarters, thanks to the government’s sector incentive package. The construction of one million homes, the reduction of IPI on the acquisition of building materials, and infrastructure investments through the Growth Acceleration Program (PAC) are all expected to boost sector growth, which the CBIC (the Brazilian Civil Construction Association) estimates at 3% in 2009.

Agricultural Machinery: According to ANFAVEA (the vehicle manufacturers’ association), the domestic agricultural machinery market shrank by 2.7% year-on-year in the 1Q09, to 10,900 units sold. However, sales should be fueled by official programs, such as the São Paulo State Department of Agriculture’s Pró-Trator program and the partnership with the Nossa Caixa bank, which offers interest-free loans to farmers. Agribusiness will also be supported by a R$10 billion federal government package with low-interest financing.

Home Appliances / OEM: Sales volume fell by 4% over the 1Q08, although the recent measures adopted by the government should contribute to improving the sector’s performance. The reduction in the IPI rate on refrigerators, stoves and washing machines has already increased demand projections.

Distribution: An important indicator of Brazilian steel demand, given that it accounts for 30% of steel product sales, the distribution segment’s sales volume fell 24% year-on-year in the first quarter, but it is expected to recover in the second and third quarters thanks to the end of inventory sales and the higher historical demand in these quarters. Nevertheless, the INDA (the distributors’ association) still expects annual sales to drop by between 15% and 20%.

USA

The U.S. economy was directly impacted by the worsening of the economic crisis, the deterioration of the real estate market and the collapse of several financial institutions and the 1Q09 was marked by strong volatility and high unemployment. GDP fell in the last nine months, closing the 1Q09 6.1% down, while industrial production closed March 1.5% down.

According to Worldsteel Association, U.S. apparent steel consumption should drop by 36% in 2009.

The slow destocking process continues to affect production, which dropped 53% year-on-year in the first quarter, totaling an output of 12 million tonnes.

The imbalance between supply and demand has been affecting steel prices, with the average price of hot-rolled falling to US$430/tonne in March, and further reductions cannot be ruled out in the coming months.

Steelmakers have responded by imposing sharp production cut-backs and capacity use fell from 85%, in the 3Q08, to 45% in the 1Q09.

Europe

Economic recovery will be slower in Europe. Falling productivity, demographic stagnation and the eurozone integration difficulties faced by some countries have all had a negative impact on growth and the economy is suffering from the deceleration. Eurofer (the European Confederation of Iron Steel Industries) expects GDP to fall by 3.3%, industrial production to drop by 8.7% and steel consumption to plunge by 15% in 2009.

In this scenario of economic deterioration, domestic demand is not showing any signs of improvement and inventory levels in European ports and warehouses remain high. In an attempt to maintain client loyalty and avoid losing market share, some local steelmakers are selling their products at below cost.

Asia

The Chinese economy should set the pace of the recovery from the global slowdown thanks to its dynamism and volume. GDP is expected to grow by approximately 6% in 2009.

The government package is beginning to have a beneficial effect on some sectors. Bank loans grew substantially between October 2008 and January 2009, while industry surprised the market by recording growth of 8.3% in March. The tax breaks related to infrastructure projects should have a positive effect on steel consumption.

According to Worldsteel Association, Chinese steel production increased by 1.4% over the 1Q08.

Unlike China, Japan is highly dependent on exports and suffers from chronic difficulties when it comes to stimulating domestic demand. GDP, which had been falling since 2008, should grow by less than 1% in the coming years. Steel production dropped by 43% in the 1Q09 and the demand is expected to fall by 20% this year.

Production

The Presidente Vargas Steelworks produced 1.1 million tonnes of crude steel, 4% down on the 4Q08, due to the Company’s strategy of stockpiling semi-finished products in view of the programmed maintenance stoppage to Blast Furnace 2, scheduled for the 2Q09.

First-quarter rolled steel output totaled 627,000 tonnes, a 36% reduction over the 4Q08, due to adjustments to the new level of demand.

Production (in thousand t)	1Q08	4Q08	1Q09	Change
				1Q09 x 1Q08	1Q09 x 4Q08
Crude Steel (P Vargas Mill)	1,242	1,135	1,087	-12.5%	-4.2%
Purchased Slabs from Third Parties	0	132	0	-	-
Total Crude Steel	1,242	1,267	1,087	-12.5%	-14.2%

Rolled Products * (UPV)	1,169	928	608	-48.0%	-34.5%
HR from Third Parties Consumption	0	49	19	-	-
Rolled Products * (UPV)	1,169	977	627	-46.3%	-35.8%
* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total production costs came to R$1.44 billion in the 1Q09, R$92 million down on R$1.53 billion posted in the 4Q08, which was impacted by the positive effect of the reversal of the revaluation reserve (Law 11,638/07) booked along 2008 in the depreciation line.

Considering only the depreciation adjustment of the quarter in the 4Q08, production costs would have stood at R$1.79 billion, still R$350 million higher than the 1Q09 figure. This reduction was chiefly due to the following factors:

Raw materials – downturn of R$286 million, caused by:

- Third-party slabs and hot-rolled coils: in the 1Q09, the Company consumed virtually no third-party slabs and hot-rolled coils, reducing production costs by R$348 million over the 4Q08;
- Coal: decline of R$101 million over the 4Q08, already reflecting the price reductions since the beginning of 2009 and a reduced consumption of coal due to the increment in the use of coke acquired from third parties;
- Coke: the R$326 million total cost of imported coke was R$192 million higher than in the 4Q08 due to an increased consumption in the 1Q09 of coke acquired in the pick of the cycle;
- Iron ore: decline of R$10 million over the 4Q08;
- Other raw materials: reduction of R$18 million over the 4Q08.

Labor: total labor costs were R$11 million lower than in the 4Q08, chiefly due to the reduction in overtime pay, in turn caused by the slide in 1Q09 production.

General costs: decrease of R$51 million, primarily due to the R$26 million decline in natural gas costs and reduced expenses from third-party services and supplies, which fell by R$24 million.

Depreciation: reduction of R$2 million over the 4Q08 adjusted depreciation, according the new accounting practices described above.

Sales

Total Sales Volume

CSN’s flat steel sales volume totaled 643,000 tonnes in the 1Q09, 29% and 54% down, respectively, on the 4Q08 and the 1Q08.

Domestic Market

Domestic sales came to 560,000 tonnes, 32% down on the previous quarter and 50% down year-on-year, jeopardized by reduced demand for steel products in the 1Q09, in turn caused by the impact of the global economic crisis on the Brazilian market.

Consolidated sales volume on the domestic market, where margins are historically higher, accounted for 87% of total 1Q09 sales.

Exports

Steel product exports totaled 83,000 tonnes, 8% up on the 4Q08 and 70% down on the 1Q08. First-quarter exports consisted of added-value products, such as galvanized and tin plate.

Market Shares and Product Mix

The Company’s share of the domestic flat steel market stood at 37% in the 1Q09, led by tin plate, galvanized, hot-rolled and cold-rolled, where CSN achieved respective market shares of 99%, 43%, 28% and 28%.

Also in the 1Q09, CSN recorded a 41% share of the home appliance/OEM market, 39% of the distribution market, 30% of the construction market, 21% of the auto market and a massive consolidated 99% share of the steel packaging market.

In addition, coated products accounted for 55% of total volume.

Prices

On the domestic market, net revenue per tonne averaged R$2,403 in the 1Q09, versus R$2,551 in the previous three months. The 6% downturn reflected the domestic price slide, partially offset by a better product mix.

Average net export revenue per tonne in Reais fell by 19% over the 4Q08, chiefly due to the decline in international prices.

Mining

• PRODUCTION

The iron ore production including purchases from third parties totaled 6.5 million tonnes in the 1Q09, 8% down on the 7.1 million tonnes from the previous three months. It is worth noting that 4Q08 production did not fully reflect the sale of 40% of NAMISA in December.

* CSN’s consolidated sales include 100% of NAMISA’s sales up to
November 30, 2008, and 60% as of December 1, 2008, due to the
alienation of 40% of NAMISA’s capital to the Japanese-Korean Consortium.

• SALES

First-quarter iron-ore sales reached the record level of 5.4 million tonnes, 9% higher than in the 4Q08, even considering NAMISA’s proportional sales in the 1Q09. Exports accounted for a record 4.9 million tonnes, 27% up on the 4Q08 and equivalent to 91% of total sales volume.

Iron ore production for own consumption totaled 1.6 million tonnes in the 1Q09.

• INVENTORIES

At the end of 1Q09, iron ore inventories reached approximately 11 million tonnes.

Net Revenue

Net revenue totaled R$2.4 billion in the 1Q09, 28% down on the 4Q08, due to reduced sales volume and lower average prices in the quarter.

Selling, General and Administrative Expenses

Selling expenses totaled R$174 million in the 1Q09, R$73 million down on the previous quarter, chiefly due to lower sales volume and reduced expenses with provisions for doubtful accounts.

General and Administrative expenses (G&A) fell by 20% to R$102 million, as the Company adapted its structure to the current economic scenario.

Other Revenue and Expenses

In the 1Q09, CSN recorded a negative R$25 million in the “Other Revenue and Expenses” line, versus a positive R$4.02 billion in the 4Q08, due to the non-recurring gain from the percentage variation in equity income resulting from Namisa alienation occurred in the 4Q08.

EBITDA

First-quarter EBITDA totaled R$683 million, 47% down on the 1Q08 and 55% down on the 4Q08, primarily due to the decline in the Company’s operating result.

Despite this scenario, the EBITDA margin reached 28%, 14 p.p. down on the 1Q08 and 17 p.p. down on the 4Q08.

Financial Result and Net Debt

The 1Q09 net financial result was negative by R$39 million, chiefly due to the following factors:

• Provisions for interest on loans and financing totaling R$291 million;
• Monetary restatement of tax provisions according to SELIC rate, amounting to R$105 million;
• Gains of R$310 million from derivative transactions, including the corresponding exchange variation. Of this total, R$200 million refers to gains from the Total Return Equity Swap transaction, based on CSN’s ADR price, whose purpose is to exchange the return on assets (swap) against the price variation of the Company’s ADRs;
• Returns on financial investments, totaling R$48 million.

Consolidated net debt as of December 31, 2008 was R$5.3 billion, including the operating liability of R$2.9 billion related to NAMISA. Excluding this obligation, net debt would have been R$ 2.4 billion at the close of 2008. As of March 31, 2009, consolidated net debt stood at R$2.8 billion, essentially due to the following factors:

• EBITDA of R$0.7 billion in the 1Q09;
• Investments of R$0.4 billion;
• An increase of R$0.4 billion in working capital invested in the business;
• Impact of R$0.2 billion related to the cost of debt;
• Payment of taxes amounting to R$0.1 billion.

The net debt/EBITDA ratio, based on EBITDA of R$6.0 billion in the last 12 months, came to 0.47 at the close of the quarter, a slight increase over the 0.36 recorded at the end of 2008.

Income Taxes

Income tax and social contribution totaled R$85 million in the 1Q09, chiefly due to the lower taxable income in the quarter.

Net Income

CSN posted a 1Q09 net income of R$369 million, 52% down on the 1Q08, primarily due to the decline in operating income.

Capex

CSN invested R$389 million in the 1Q09, R$156 million of which went to the parent company and R$233 million to the subsidiaries, allocated as follows:

CSN:

  Maintenance and repairs: R$76 million;
  Expansion of the Casa de Pedra mine: R$30 million;
  Technological improvements: R$19 million;
  Works plan: R$8 million;
  Expansion of the Itaguaí Port: R$5 million.

Subsidiaries:

  CSN Aços Longos: R$111 million;
  MRS Logística: R$38 million;
  CSN Cimentos: R$37 million;
  Transnordestina Logística: R$24 million;
  NAMISA: R$16 million.

Working Capital

Working capital closed March at R$2.7 billion, 21% up on the end-of-2008 figure, mainly thanks to the R$326 million increase in assets, in turn fueled by the R$138 million upturn in “Accounts Receivable” and the R$68 million rise in “Advances to Suppliers”. In addition, liabilities fell by R$138 million, mostly impacted by the R$144 million decline in the “Suppliers” line.

The average supplier payment period increased from 98 days at the close of 2008 to 99 days at the end of the 1Q09, while the average receivables period lengthened from 22 to 35 days. The inventory turnover period averaged 189 days, 13 days up on the previous quarter, due to the maintenance stoppage of Blast Furnace 2.

			R$ MILLION
WORKING CAPITAL	Dec/08	Mar/09	Change
Assets	4,941	5,267	(326)

Cash	232	296	(64)
Accounts Receivable	1,087	1,225	(138)
- Domestic Market	1,333	1,096	237
- Export Market	(1)	369	(370)
- Allowance for Debtful	(246)	(240)	(6)
Inventory	3,402	3,457	(55)
Advances to Suppliers	221	289	(68)

Liabilities	2,696	2,558	138

Suppliers	1,939	1,795	144
Salaries and Social Contribution	118	106	12
Taxes Payable	585	596	(12)
Advances from Clients	54	61	(7)

Working Capital	2,245	2,709	(464)

TURN OVER RATIO
Average Periods	Dec/08	Mar/09	Change
Receivables	22	35	(13)
Supplier Payment	98	99	(1)
Inventory Turnover	176	189	(13)

Capital Market

Share Performance

CSN’s shares appreciated by a substantial 26% in the 1Q09, the fourth highest upturn among those companies making up the IBOVESPA index, versus 9% for the IBOVESPA itself. In 2009, through May 8, CSN’s shares increased approximately 65%.

On the NYSE, CSN’s ADRS moved up by 23%, which is especially significant given that the Dow Jones index fell by 13% in the same period. In 2009, through May 8, CSN’s ADRs appreciated 80%.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q08	4Q08	1Q09
N# of shares	804,203,838	793,403,838	793,403,838

Market Capitalization
Closing price (R$/share)	62.56	29.00	34.40
Closing price (US$/share)	35.99	12.81	14.84
Market Capitalization (R$ million)	48,138	22,001	26,098
Market Capitalization (US$ million)	27,693	9,719	11,259

Total return including dividends and interest on equity
CSNA3 (%)	19%	-29%	26%
SID (%)	21%	-40%	23%
Ibovespa	-5%	-24%	9%
Dow Jones	-8%	-19%	-13%

Volume
Average daily (thousand shares)	2,629	3,443	2,983
Average daily (R$ Thousand)	154,310	95,045	103,340
Average daily (thousand ADRs)	4,332	5,195	4,609
Average daily (US$ Thousand)	145,989	64,054	69,180

Source: Economática.

First-quarter daily traded volume averaged R$103 million on the BOVESPA, 8% up on the R$95 million recorded in the 4Q08, and US$69 million on the NYSE, an 8% improvement over the US$64 million recorded in the previous quarter.

Conference Calls/Webcast – 1Q09 Earnings

CSN is pleased to invite you to attend its 1Q09 Earnings Conference Call and Webcast, as follows:

Conference Call in English TODAY, May 14, 2009 3:00 p.m. US EDT / 4:00 p.m. (Brasília) Connecting Number: +1 (973) 935-8893 Conference ID: 99616557 Webcast: www.csn.com.br/ir	Conference Call in Portuguese TODAY, May 14, 2009 1:00 p.m. US EDT / 2:00 p.m. (Brasília) Connecting Number: +55 (11) 2188-0188 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$17.9 billion in 2008, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousand of R$

	1Q08	4Q08	1Q09
Gross Revenue	3,951,881	4,222,004	3,192,388
Gross Revenue deductions	(921,656)	(832,973)	(748,405)
Net Revenues	3,030,225	3,389,031	2,443,983
Domestic Market	2,359,335	2,565,511	1,633,979
Export Market	670,890	823,520	810,003
Cost of Good Sold (COGS)	(1,806,750)	(1,409,237)	(1,642,085)
COGS, excluding depreciation	(1,494,863)	(1,497,079)	(1,485,603)
Depreciation allocated to COGS	(311,887)	87,842	(156,482)
Gross Profit	1,223,475	1,979,794	801,898
Gross Margin (%)	40.4%	58.4%	32.8%
Selling Expenses	(159,056)	(246,843)	(174,104)
General and adminstrative expenses	(93,350)	(127,082)	(101,683)
Depreciation allocated to SG&A	(13,354)	(5,744)	(8,450)
Other operation income (expense), net	(55,241)	4,024,597	(24,735)
Operating income before financial equity interests	902,474	5,624,722	492,926
Net Financial Result	121,291	(1,394,903)	(39,204)
Financial Expenses	(334,460)	(395,948)	(465,028)
Financial Income	317,422	190,956	374,238
Net monetary and forgain exchange variations	138,330	(1,189,912)	51,586
Equity interest in subsidiary	(58,050)	76,412	12
Income Before Income and Social Contribution Taxes	965,715	4,306,231	453,734
(Provision)/Credit for Income Tax	(100,506)	(445,716)	(86,361)
(Provision)/Credit for Social Contribution	(26,492)	(149,454)	(28,292)
Deferred Income Tax	(51,847)	166,914	21,859
Deferred Social Contribution	(19,566)	58,285	7,884

Net Income (Loss)	767,305	3,936,261	368,825

EBITDA	1,282,956	1,518,027	682,593
EBITDA Margin (%)	42.3%	44.8%	27.9%

INCOME STATEMENT

PARENT COMPANY - Corporate Law - In Thousand of R$

	1Q08	4Q08	1Q09
Gross Revenues	3,104,282	3,345,911	2,282,260
Gross Revenues deductions	(778,609)	(723,208)	(476,242)
Net Revenues	2,325,673	2,622,703	1,806,018
Domestic Market	2,056,746	2,362,155	1,356,615
Export Market	268,927	260,548	449,402
Cost of Good Sold (COGS)	(1,381,399)	(1,184,897)	(1,334,969)
COGS, excluding depreciation	(1,108,945)	(1,310,051)	(1,222,524)
Depreciation allocated to COGS	(272,454)	125,154	(112,445)
Gross Profit	944,274	1,437,806	471,049
Gross Margin (%)	40.6%	54.8%	26.1%
Selling Expenses	(99,160)	(182,827)	(105,432)
General and adminstrative expenses	(64,826)	(86,088)	(68,948)
Depreciation allocated to SG&A	(5,995)	(2,914)	(2,955)
Other operation income (expense), net	(48,162)	4,151,014	(10,404)
Operating income before financial equity interests	726,131	5,316,991	283,310
Net Financial Result	(256,152)	(2,101,769)	(252,953)
Financial Expenses	(235,015)	(636,831)	(645,568)
Financial Income	(26,623)	834,062	283,674
Net monetary and forgain exchange variations	5,487	(2,299,000)	108,941
Equity interest in subsidiary	443,918	(600,412)	306,458
Income Before Income and Social Contribution Taxes	913,897	2,614,810	336,815
(Provision)/Credit for Income Tax	(56,299)	24,051	(62,408)
(Provision)/Credit for Social Contribution	(20,005)	9,009	(22,577)
Deferred Income Tax	(48,426)	144,167	45,678
Deferred Social Contribution	(18,069)	46,846	16,031

Net Income (Loss)	771,097	2,838,884	313,539

EBITDA	1,052,742	1,043,737	409,113
EBITDA Margin (%)	45.3%	39.8%	22.7%

 BALANCE SHEET

Corporate Law - thousands of R$

	Consolidated		Parent Company
	3/31/2009	12/31/2008	3/31/2009	12/31/2008
Current Assets	17,929,924	18,328,700	12,747,945	13,995,576
Cash and Cash Equivalents	295,815	232,065	231,864	94,377
Marketable securities	8,860,907	8,992,048	6,831,375	7,297,302
Trade Accounts Receivable	1,225,449	1,086,557	1,532,477	1,563,245
Inventory	3,456,802	3,622,775	2,586,753	2,664,862
Insurance claims	-	-	-	-
Deffered Income Tax and Social Contribution	734,252	739,227	626,780	610,027
Equity swap financial instruments	-	-	-	-
Financial Instruments guarantee margin	2,433,138	2,473,976	-	-
Subsidiaries’ loans	3,384	467,400	77,320	1,170,999
Accounts Receivable with subsidiaries	67,715	36,261
Other	852,462	678,391	861,376	594,764
Non-Current Assets	13,805,840	13,168,739	25,749,040	24,024,392
Long-Term Assets	2,958,705	2,514,172	6,063,451	4,722,985
Investments	1,326	1,512	12,706,858	12,343,479
PP&E	10,279,579	10,083,777	6,909,519	6,887,348
Intangible	525,845	526,796	36,030	36,049
Deferred	40,385	42,482	33,183	34,531

TOTAL ASSETS	31,735,764	31,497,439	38,496,985	38,019,968

Current Liabilities	9,503,429	9,633,228	7,805,142	7,433,379
Loans and Financing	3,123,262	2,961,187	3,159,460	3,079,767
Suppliers	1,795,182	1,939,205	1,668,275	1,669,447
Taxes and Contributions	701,668	702,590	458,767	359,836
Dividends Payable	1,852,552	1,790,642	1,852,552	1,769,348
Accounts Payable with subsidiaries	67,715	36,261	169,287	90,653
Other	1,963,051	2,203,344	496,801	464,328
Non-Current Liabilities	15,324,744	15,201,622	23,762,964	23,838,127
Long-term Liabilities	15,316,140	15,192,878	23,762,964	23,838,127
Loans and Financing	8,871,743	8,673,533	12,516,942	12,560,162
Provisions for contingencies, net judicial deposits	2,504,595	2,521,551	2,415,717	2,442,131
Deferred Income and Social Contributions Taxes	-		-
Accounts Payable with subsidiaries	2,897,924	2,878,200	7,244,810	7,195,501
Other	1,041,878	1,119,594	1,585,496	1,640,333
Future Period Results	8,603	8,744	-	-
Shareholders' Equity	6,907,591	6,662,589	6,928,879	6,748,462
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Revaluation Reserve	-	-	-	-
Earnings Reserve	5,417,126	4,401,906	4,404,591	4,487,798
Treasury Stock	(719,042)	(719,042)	(719,042)	(719,042)
Equity Adjustments	159,705	1,298,748	1,248,814	1,298,729
Retained Earnings	368,825		313,538	-

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	31,735,764	31,497,439	38,496,985	38,019,968

CASH FLOW STATEMENT

CONSOLIDATED - Corporate Law - thounsands of R$

	1Q08	4Q08	1Q09
Cash Flow from Operating Activities	572,604	1,972,775	(64,997)
Net Income for the period	767,304	3,936,260	368,824
Net exchange and monetary variations	(69,021)	2,832,349	(212,513)
Provision for financial expenses	161,996	234,636	292,272
Depreciation, exhaustion and amortization	325,241	(82,099)	164,932
Fixed Assets Write-off	8,780	31,660	216
Equity results	58,050	(85,782)	-
Gains and losses in percentage variation	(587,924)	(4,036,544)	(197,713)
Deferred income taxes and social contributions	71,413	(225,200)	(29,743)
Provisions	33,368	(1,010,841)	60,107
Working Capital	(196,603)	378,336	(511,379)
Accounts Receivable	(15,780)	(40,631)	(159,722)
Inventory	237,790	(877,421)	(60,049)
Suppliers	(263,368)	7,313	(133,342)
Taxes	(177,895)	787,737	60,993
Interest Expenses	(199,436)	(274,159)	(259,684)
Others	222,086	775,497	40,425
Cash Flow from Investment Activities	(412,214)	(3,496,658)	(237,483)
Swap Received		(1,817,500)	203,840
Equity Swap Net Effects		(656,476)
Investments		(40,914)
Fixed Assets/Deferred/Judicial Deposits	(412,214)	(981,768)	(441,323)
Cash Flow from Financing Activities	(837,180)	6,710,531	235,089
Issuances	217,372	3,880,401	501,954
Inflow from shares issue		4,036,544
Amortizations	(253,712)	(728,903)	(266,863)
Dividends/Equity Interest	(800,840)	(160,013)	(2)
Shares in treasury		(317,498)

Free Cash Flow	(676,790)	5,186,648	(67,391)

NET FINANCIAL RESULT

Consolidated - Corporate Law - thousands of R$

	1Q08	4Q08	1Q09
Financial Expenses	(334,460)	(395,948)	(465,028)
Loans and financing	(161,996)	(233,945)	(290,655)
Local currency	(46,059)	(60,179)	(129,701)
Foreign currency	(115,937)	(173,766)	(160,953)
Taxes	(80,141)	(114,515)	(104,663)
Losses in derivative operations	(73,675)		(4,944)
Other financial expenses	(18,648)	(47,488)	(64,766)

Financial Income	317,422	190,956	374,238
Income from cash investments	32,939	(15,763)	48,195
Gains in derivative operations	246,024	151,725	237,936
Other income	38,459	54,994	88,107

Exchange and monetary variations	138,330	(1,189,912)	51,586
Net monetary change	(10,542)	(44,792)	6,882
Net exchange change	126,579	(866,534)	(32,492)
Exchange variation in derivatives	22,293	(278,586)	77,196
Net Financial Result	121,292	(1,394,904)	(39,204)

NET FINANCIAL RESULT

Parent Company - Corporate Law - thousands of R$

	1Q08	4Q08	1Q09
Financial Expenses	(235,015)	(636,831)	(645,568)
Loans and financing	(45,704)	(105,108)	(298,473)
Local currency	(39,456)	(52,949)	(257,758)
Foreing currency	(6,248)	(52,159)	(40,715)
Transaction with subsidiaries	(98,046)	(382,756)	(194,422)
Taxes	(77,766)	(102,836)	(90,043)
Losses in derivative operations			(4,944)
Other financial expenses	(13,499)	(46,131)	(57,686)

Financial Income	(26,623)	834,062	283,674
Transaction with subsidiaries	(101,606)	691,369	133,156
Income from cash investments	919	(87,815)	3,077
Gains in derivative operations	33,561	(32,666)
Other income	40,503	263,174	147,441

Exchange and monetary variations	5,487	(2,299,000)	108,941
Net monetary change	(10,290)	(14,666)	5,889
Net exchange change	15,777	(2,284,334)	103,052
Net Financial Result	(256,151)	(2,101,769)	(252,953)

SALES VOLUME

Consolidated – Thousand t

	1Q08	4Q08	1Q09
DOMESTIC MARKET	1,115	829	560
Slabs	22	12	1
Hot Rolled	486	331	176
Cold Rolled	184	149	112
Galvanized	281	221	152
Tin Plate	142	117	118
EXPORT MARKET	277	77	83
Slabs	-		-
Hot Rolled	13		(0)
Cold Rolled	29		0
Galvanized	174	45	56
Tin Plate	61	32	27
TOTAL MARKET	1,393	906	643
Slabs	22	12	1
Hot Rolled	500	331	176
Cold Rolled	213	149	112
Galvanized	455	266	208
Tin Plate	203	150	145

SALES VOLUME

Parent Company - Thousand t

	1Q08	4Q08	1Q09
DOMESTIC MARKET	1,116	829	554
Slabs	22	12	1
Hot Rolled	482	326	176
Cold Rolled	245	210	154
Galvanized	219	169	104
Tin Plate	148	112	119
EXPORT MARKET	153	72	100
Slabs			-
Hot Rolled	60	38	26
Cold Rolled	2		46
Galvanized	32	2	1
Tin Plate	59	32	27
TOTAL MARKET	1,269	901	654
Slabs	22	12	1
Hot Rolled	542	364	202
Cold Rolled	247	210	199
Galvanized	251	171	105
Tin Plate	206	144	146

NET REVENUE PER UNIT

Consolidated – in R$/t

	1Q08	4Q08	1Q09
DOMESTIC MARKET	1,854	2,551	2,403
EXPORT MARKET	1,597	2,663	2,160
TOTAL MARKET	1,803	2,561	2,372
Slabs	832	1,273	1,005
Hot Rolled	1,449	2,177	1,905
Cold Rolled	1,648	2,317	2,008
Galvanized	2,052	2,866	2,410
Tin Plate	2,382	3,210	3,176

NET REVENUE PER UNIT

Parent Company - in R$/t

	1Q08	4Q08	1Q09
DOMESTIC MARKET	1,740	2,395	2,175
EXPORT MARKET	1,343	1,957	1,751
TOTAL MARKET	1,692	2,360	2,110
Slabs	832	1,275	1,005
Hot Rolled	1,399	2,121	1,790
Cold Rolled	1,574	2,113	1,678
Galvanized	2,224	2,972	2,543
Tin Plate	2,049	2,686	2,845

DOLAR EXCHANGE RATE
in R$ / US$

	1Q08	2Q08	3Q08	4Q08	1Q09
End of Period	1.749	1.592	1.914	2.337	2.315
Change %	-1.24%	-8.98%	20.25%	22.08%	-0.93%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.